

February 9, 2012

<u>Via E-mail</u>
Donald R. Breivogel, Jr.
Chief Financial Officer
Springleaf Finance Corporation
601 N.W. Second Street
Evansville, IN 47708

  Re: Springleaf Finance Corporation
    Form 10-K for the Fiscal Year ended December 31, 2010
    Filed March 30, 2011
    Form 10-Q for the Quarter ended September 30, 2011
    Filed November 14, 2011
    File No. 001-06155

Dear Mr. Breivogel, Jr.:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Amit Pande

           Amit Pande
           Accounting Branch Chief